United States securities and exchange commission logo





                 February 17, 2022

       Agnieszka Gallagher
       Senior Vice President, General Counsel and Secretary
       ORASURE TECHNOLOGIES INC
       220 East First Street
       Bethlehem, Pennsylvania 18015

                                                        Re: ORASURE
TECHNOLOGIES INC
                                                            Registration
Statement on Form S-3
                                                            Filed February 10,
2022
                                                            File No. 333-262633

       Dear Agnieszka Gallagher:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Celeste Murphy at 202-551-3257 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Jennifer Porter